UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

New Fortress Energy LLC
(Name of Issuer)

Class A Shares Representing Limited Liability Company Interests
(Title of Class of Securities)

644393 100
(CUSIP Number)

Randal A. Nardone
111 W. 19th St., 8th Floor
New York, NY 10011
(516) 268-7400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 644393 100

1	NAME OF REPORTING PERSON
Randal A. Nardone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,500,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,500,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,500,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%(1)

14	TYPE OF REPORTING PERSON
IN

(1)	Calculations are based upon a total of 20,000,000 Class A Shares outstanding as of February 4, 2019.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A shares representing limited liability company interests (“Class A Shares”) of New Fortress Energy LLC, a Delaware limited liability company (the “Issuer”), which has its principal executive offices at 111 W. 19th St., 8th Floor, New York, NY 10011.

Item 2.	Identity and Background

(a)    This Schedule 13D is being filed on behalf of Randal A. Nardone (the “Reporting Person”).

(b)    The principal business address of the Reporting Person is 111 W. 19th St., 8th Floor, New York, NY 10011.

(c)    The present principal occupation of the Reporting Person is a member of the Board of Directors of the Issuer, which is a global energy infrastructure company that funds, builds and operates natural gas infrastructure and logistics to deliver fast-track, turnkey energy solutions.

(d)    In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)    The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to purchase 2,500,000 Class A Shares reported herein from the Issuer on February 4, 2019 in connection with the Issuer’s initial public offering (the “Offering”). The total purchase price for such shares was approximately $35,000,000.00.

Item 4.	Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person acquired the Class A Shares for investment purposes in connection with the Offering. The Reporting Person intends to participate in and influence the affairs of the Issuer through his ownership interest in the Issuer and through his position as a member of the Board of Directors of the Issuer, as well as through the voting of his Class A Shares.

(a)    The Reporting Person at any time and from time to time may acquire additional Class A Shares or dispose of any or all of the Class A Shares that he owns depending upon an ongoing evaluation of the investment in the Class A Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

(b) — (j)    Except as disclosed herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) — (b)    The aggregate number and percentage of Class A Shares beneficially owned by the Reporting Person (on the basis of a total of 20,000,000 Class A Shares issued and outstanding as of February 4, 2019) are as follows:

Amount beneficially owned: 2,500,000

Percentage:	12.5%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	2,500,000
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	2,500,000
iv. Shared power to dispose or to direct the disposition of:	0

(c)    The information contained in Item 3 above is incorporated herein by reference. Except as described therein, the Reporting Person has not effected any transactions in the Class A Shares during the past 60 days.

(d)    The Reporting Person has the right to receive the proceeds from the sale of the Class A Shares reported on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of the proceeds from the sale of the Class A Shares beneficially owned by the Reporting Person.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Shareholders’ Agreement

In connection with the closing of the Offering, on February 4, 2019, the Issuer entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) with New Fortress Energy Holdings LLC, a Delaware limited liability company (“New Fortress Energy Holdings”), Wesley R. Edens and the Reporting Person (each a “Shareholder” and collectively, the “Shareholders”). As discussed further below, the Shareholders’ Agreement provides certain rights to the Shareholders and their affiliates.

The Shareholders’ Agreement provides that the parties thereto will use their respective reasonable efforts (including voting or causing to be voted all of the Issuer’s voting shares beneficially owned by each) so that no amendment is made to the First Amended and Restated Limited Liability Company Agreement of the Issuer (the “Operating Agreement”) in effect as of the date of the Shareholders’ Agreement that would add restrictions to the transferability of the shares of the Issuer held by any Shareholder or its permitted transferees which are beyond those provided for in the operating agreement of the Issuer, the Shareholders’ Agreement or applicable securities laws, or that nullify the rights set out in the Shareholders’ Agreements of any Shareholder or its permitted transferees unless such amendment is approved by such Shareholder.

Designation and Election of Directors

The Shareholders’ Agreement provides that, for so long as the Shareholders’ Agreement is in effect, the Issuer and each Shareholder shall take all reasonable actions within their respective control (including voting or causing to be voted all of the securities entitled to vote generally in the election of the Issuer’s directors held of record or beneficially owned by such Shareholder or its affiliates, and, with respect to the Issuer, including in the slate of nominees recommended by the board of directors of the Issuer (the “Board”) those individuals designated by New Fortress Energy Holdings) so as to elect to the Board, and to cause to continue in office, not more than eight directors (or such other number as New Fortress Energy Holdings may agree in writing), of whom, at any given time:

•
a number of directors equal to a majority of the Board, plus one director, shall be individuals designated by New Fortress Energy Holdings, for so long as the Shareholders directly or indirectly beneficially own, together with their affiliates and permitted transferees, at least 30% of the Issuer’s voting power, provided that if the Board consists of six or fewer directors, then New Fortress Energy Holdings shall have the right to designate a number of directors equal to a majority of the Board;

•
a number of directors equal to a majority of the Board, minus one director, shall be individuals designated by New Fortress Energy Holdings, for so long as the Shareholders directly or indirectly beneficially own, together with their affiliates and permitted transferees, less than 30% but at least 20% of the Issuer’s voting power, provided that if the Board consists of six or fewer directors, then New Fortress Energy Holdings shall have the right to designate a number of directors equal to three directors;

•
a number of directors (rounded up to the nearest whole number) that would be required to maintain New Fortress Energy Holdings’ proportional representation on the Board shall be individuals designated by New Fortress Energy Holdings for so long as the Shareholders directly or indirectly beneficially own, together with their affiliates and permitted transferees, less than 20% but at least 10% of the Issuer’s voting power, provided that if the Board consists of six or fewer directors, then New Fortress Energy Holdings shall have the right to designate a number of directors equal to two directors; and

•
a number of directors (rounded up to the nearest whole number) that would be required to maintain New Fortress Energy Holdings’ proportional representation on the Board shall be individuals designated by New Fortress Energy Holdings for so long as the Shareholders directly or indirectly beneficially own, together with their affiliates and permitted transferees, less than 10% but at least 5% of the Issuer’s voting power, provided that if the Board consists of six or fewer directors, then New Fortress Energy Holdings shall have the right to designate a number of directors equal to one director.

So long as New Fortress Energy Holdings is entitled to designate one or more nominees to the Board and notifies the Board of its desire to remove, with or without cause, any director previously designated by it to the Board, the Issuer is required to take all necessary action to cause such removal.

Indemnification

Under the Shareholders’ Agreement, the Issuer will indemnify each Shareholder and its officers, directors, employees, agents and affiliates against losses arising out of third-party claims (including litigation matters and other claims) based on, arising out of or resulting from:

•	the ownership or the operation of the Issuer’s assets or properties, and the operation or conduct of its business, prior to or following the Offering; and

•	any other activities the Issuer engages in.

In addition, the Issuer will indemnify each Shareholder and their officers, directors, employees, agents and affiliates against losses, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), relating to misstatements in or omissions from the Registration Statement on Form S-1, as amended (File No. 333-228339), initially filed on November 9, 2018, and any other registration statement or report that the Issuer files, other than misstatements or omissions made in reliance on information relating to and furnished by any Shareholder for use in the preparation of that registration statement or report, against which such Shareholder will indemnify the Issuer.

Registration Rights

Demand Rights. Under the Shareholders’ Agreement, a Shareholder has, for so long as the Shareholder directly or indirectly beneficially owns, together with its affiliates and permitted transferees, an amount of the Issuer’s Class A Shares and Class B shares representing limited liability company interests of the Issuer (“Class B Shares”) (whether owned at the time of the Offering or subsequently acquired) equal to or greater than 1% of the Class A Shares and Class B Shares issued and outstanding immediately after the consummation of the Offering (a “Registrable Amount”), “demand” registration rights that allow such Shareholder, for itself and for its affiliates and permitted transferees, at any time after 180 days following the consummation of this offering, to request that the Issuer register under the Securities Act an amount of Class A Shares equal to or greater than a Registrable Amount. Each Shareholder, for itself and for its affiliates and permitted transferees, is entitled to unlimited demand registrations so long as such persons, together, beneficially own a Registrable Amount. The Issuer is not required to effect any demand registration within one month of a “firm commitment” underwritten offering to which the requestor held “piggyback” rights, described below, and which included at least 50% of the Class A Shares requested by the requestor to be included or within one month of any other underwritten offering pursuant to a shelf registration statement.

Piggyback Rights. For so long as a Shareholder beneficially owns, together with its affiliates and permitted transferees, a Registrable Amount, such Shareholder (and its affiliates and permitted transferees) also has “piggyback” registration rights that allow them to include Class A Shares that they own in any public offering of equity securities initiated by the Issuer (other than those public offerings pursuant to registration statements on Form S-4 or Form S-8 or pursuant to an employee benefit plan arrangement) or by any of the Issuer’s other shareholders that have registration rights. These “piggyback” registration rights will be subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

Shelf Registration. Under the Shareholders’ Agreement, the Issuer granted to New Fortress Energy Holdings or any of its permitted transferees, for so long as New Fortress Energy Holdings, together with its affiliates and permitted transferees, beneficially owns a Registrable Amount, the right to request a shelf registration on Form S-3 providing for offerings of Class A Shares issuable upon the redemption of Class B Shares (and a corresponding number of common units in New Fortress Intermediate LLC, a Delaware limited liability company and an indirect subsidiary of the Issuer) to be made on a continuous basis until all shares covered by such registration have been sold, subject to the Issuer’s right to suspend the use of the shelf registration prospectuses for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if the Issuer determines that certain disclosures required by the shelf registration statement would be detrimental to the Issuer or its shareholders. Each Shareholder may elect to participate in any shelf registration requested by New Fortress Energy Holdings. Any Shareholder has the right to request an underwritten offering of the Class A Shares included in a shelf registration statement, subject to certain limitations described in the Shareholders’ Agreement; provided that the Issuer shall not be obligated to participate in more than four underwritten offerings during any twelve-month period.

Indemnification; Expenses; Lock-ups. Under the Shareholders’ Agreement, the Issuer will indemnify the applicable selling shareholder and its officers, directors, employees, managers, members partners, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells Class A Shares, unless such liability arose from the applicable selling shareholder’s misstatement or omission, and the applicable selling shareholder will indemnify the Issuer against all losses caused by its misstatements or omissions. The Issuer will pay all registration and offering-related expenses incidental to its performance under the Shareholders’ Agreement, and the applicable selling shareholder will pay its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its Class A Shares under the Shareholders’ Agreement. The Issuer has agreed to enter into, and to cause its officers and directors to enter into, lock-up agreements in connection with any exercise of registration rights by the Shareholders, for the Shareholders and for their affiliates and permitted transferees.

Information Rights

Under the Shareholders’ Agreement, the Shareholders have the right to request certain information from the Issuer.

Assistance in the Sale of Shareholders’ Shares

Under the Shareholders’ Agreement, if a Shareholder seeks to sell its Class A Shares other than pursuant to a registration statement, the Issuer is required to use its reasonable best efforts to assist such Shareholder in the sale process, including by providing information to potential purchasers as requested by the Shareholder.

In addition, if the Board starts and then abandons a sale process, and a Shareholder subsequently indicates that it wants to sell its Class A Shares, the Issuer shall permit such Shareholder to engage in discussions with potential purchasers who participated in the abandoned sales process. The Issuer is obligated to assist the Shareholders in any such sale process.

The foregoing description of the Shareholders’ Agreement is not complete and is qualified in its entirety by reference to the full text of the Shareholders’ Agreement, which is attached as Exhibit A hereto and is incorporated by reference herein.

Lockup Agreement

The Reporting Person has agreed that, for a period of 180 days from January 30, 2019, he will not, without the prior written consent of Morgan Stanley & Co. LLC and subject to certain exceptions, dispose of any Class A Shares, Class B Shares or any securities convertible into or exchangeable for Class A Shares or Class B Shares.

Item 7.	Material to be Filed as Exhibits

Exhibit A
Shareholders’ Agreement, dated February 4, 2019, by and among New Fortress Energy LLC, New Fortress Energy Holdings LLC, Wesley R. Edens and Randal A. Nardone (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 5, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2019.

	By:	/s/ Randal A. Nardone
	Name:	Randal A. Nardone